

February 16, 2023

Li Peng Leck
Executive Chairwoman and Executive Director
Davis Commodities Limited
10 Bukit Batok Crescent
#10-01, The Spire
Singapore 658079

  Re: Davis Commodities Limited
   Amendment No. 1 to Draft Registration Statement on Form F-1
   Submitted February 3, 2023
   CIK No. 0001949478

Dear Li Peng Leck:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 3, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

1. We note the revisions in response to prior comment 11. Please further expand your discussion to more specifically describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold. For example, you disclose total revenue increased by approximately US$62.6 million, or 47.6%, from approximately US$131.6 million in FY2020 to approximately US$194.2 million in FY2021. Your disclosure should discuss the amount

of the change attributable to changes in prices of your commodities and the amount attributable to changes in amount of products being sold.

Liquidity and Capital Resource, page 54

2.   We note you disclose in this section that the funds raised in this initial public offering will be used for "(b) repayment of certain bank borrowings with the incurred interest expense." However, in the Use of Proceeds section you do not disclose repayment of borrowings. Please clarify this discrepancy. In addition, if any of the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Item 3.C.3 of Form 20-F, incorporated by Item 4.a of Form F-1.

Business, page 76

3.   We note your response to comment 21 and reissue in part. We note that Customer A, disclosed on pages F-48, has been responsible for 10% of your revenue for over a year. In this section, please disclose the identity of Customer A.

Compensation of Directors and Executive Officers, page 112

4.   Please update this disclosure for the fiscal year ended December 31, 2022. Refer to Item 6.B of Form 20-F, incorporated by Item 4.a of Form F-1.

General

5.   We note the disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li